Archer Daniels Midland Company 77 West Wacker Drive, Suite 4600 Chicago, IL 60601

August 3, 2015

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Archer-Daniels-Midland Company
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 20, 2015
File No. 001-00044

Dear Mr. Hiller:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated July 22, 2015, regarding the Company’s Form 10-K for fiscal year ended December 31, 2014, filed on February 20, 2015. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 27

Operating Performance Indicators, page 29

1.
Comment:    You disclose that cost per metric ton is one of the "key financial metrics" that you use to measure performance, although you have not included cost per metric ton quantitative data or related discussion and analysis. Given the requirements set forth in Item 303(a) of Regulation S-K, to "...provide such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations,” it appears you should expand your disclosure to address this key financial metric. You may find the interpretive guidance in Section III of SEC Release 34-48960 helpful. Please submit the revisions that you propose.

Response:    The Company operates hundreds of individual manufacturing, storage, and logistics and distribution locations. The majority of the Company’s businesses are highly competitive commodity businesses, where relative cost competiveness is strategically important. In managing the input costs to our products, we generally categorize these costs either as controllable (labor,

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energy consumption, repair and maintenance expenses, etc.) or non-controllable (raw material agricultural commodity costs, etc.). We use controllable cost measures (e.g. total manufacturing costs per MT produced) to measure local market competitiveness and for internal benchmarking against similar individual ADM facilities. Currently, the Company describes the overall key cost components (e.g. raw materials, energy prices, salaries and benefits) and significant quantitative changes in these costs in Management’s Discussion and Analysis, in addition to disclosing processed volumes and related changes. Going forward, we will expand our operating performance indicators disclosure to address these issues, clarifying that the key performance metric used is controllable cost per metric ton. In addition, we will continue to ensure significant changes in costs and processed volumes are highlighted and discussed in Management’s Discussion and Analysis and relevant footnotes.

Analysis of Statement of Earnings, page 30

2.
Comment:    We note your discussion of revenues and cost of products sold, explaining that while lower commodity prices resulted in an $8 billion decrease in revenues, gross profit was not materially impacted since commodity costs were also lower. We also note your discussion of segment operating profit, identifying some of the factors that have impacted this metric, although it is unclear how the related details correlate with the change in consolidated gross profit, which increased from $3.9 to $4.8 billion, or from 4.3% to 5.8% of revenues. Item 303(a)(3)(i) of Regulation S-K requires disclosure to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.” Please expand your disclosure to clarify the reasons for this apparent change in economics or to otherwise summarize or bridge between the segment details and consolidated results.

Response:    On an overall basis, changes in agricultural commodity prices and quantities sold are the biggest factors impacting revenues. As noted, as these factors are highly correlated to our raw material costs included in cost of goods sold, particularly in our Agricultural Services and Oilseeds Processing Segments, gross profit is generally not directly affected by changes in revenues. Supply and demand for products sold, and the Company’s effectiveness at managing controllable costs drive the ability to improve margins and are normally the largest factors impacting gross profit. We have historically set out to describe significant changes in volumes and prices in the individual revenue and cost of goods sold components of gross profit, and discuss supply and demand conditions and cost effectiveness within the segment operating profit section of Management’s Discussion and Analysis. Going forward, we will add to our Management’s Discussion and Analysis a discussion of gross profit specifically. An example of this disclosure as it would have appeared in the 2014 10-K following our discussion of cost of products sold is as follows:

“Gross profit increased $0.9 billion, or 23%, to $4.8 billion. The increase in gross profit consists principally of stronger margins in ethanol ($0.4 billion), increased margins in cocoa ($0.1 billion), higher U.S. grain export volumes ($0.3 billion), and higher volumes and freight rates in barge operations ($0.1 billion). The effects of decreasing commodity price changes on LIFO inventory valuations and the contribution resulting from the acquisition of Wild Flavors and SCI had an immaterial impact on gross profit. The decrease in underlying commodity prices did not result in a significant decrease in margins or gross profit as lower underlying commodity prices had a relatively equal impact on cost of products sold.”

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Critical Accounting Policies, page 46

Fair Value measurements – Inventories and Commodity Derivatives, page 46

3.
Comment:    We note your disclosure identifying Level 3 fair value measurements of inventories as a critical accounting policy, also explaining that if you used different methods or factors to estimate market value, the amounts reported as inventories and cost of products sold could differ materially. We see that you have disclosures on pages 67 and 71 in Note 3 to your financial statements, of the factors used in Level 3 fair value estimates.

Given your materiality assessment, it appears that you should provide additional disclosure to address the implications of uncertainties associated with the methods, assumptions and estimates underlying these critical accounting measurements, consistent with the interpretative guidance in Section V of SEC Release 34-48960. For example, provide disclosure of your rationale for the underlying methods and assumptions, and which reveals how accurate these have been in the past, how they have changed in the past, and the extent to which they are reasonably likely to change in the future.

Response:    As discussed in Note 3 to our financial statements, estimated fair values of inventories carried at market and forward commodity purchase and sale contracts are based on exchange-quoted prices, adjusted for differences in local markets, broker and dealer quotes, or market transactions. The underlying methods and assumptions used in Level 3 fair value estimates are consistently applied from period to period. The rationale for the use of these specific factors is that these same factors are used by the Company and other market participants to determine daily actual commercial prices and enter into new physical contracts. We believe it is impractical to retroactively measure the historical accuracy of these estimates, as final settlement prices are often different than those at interim measurement dates, due to the nature of commodity markets. The fair value measurements arise from actively traded commodities in markets where new information becomes available daily, which has an impact on prices. However, the Company frequently collects additional data points from actual transactions occurring close to the balance sheet date, which can also be used as a reasonableness check of period end assumptions. Where this reasonableness check occurs, after considering relevant market dynamics, results are generally not materially different. Going forward, the Company will enhance its disclosures to help clarify:

◦	That we acknowledge the fair value of the Company’s commodity assets and liabilities can fluctuate on a daily basis

◦	Which specific price components are being used and the rationale as described above

◦	That the Company expects the values to be different when settled due to the fluctuation in market prices after the balance sheet date

◦	That differences between fair value assumptions that have been used and final realized values will directly impact financial results

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me by telephone at (217) 424-5334 or by email at John.Stott@adm.com.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ John P. Stott
John P. Stott
Group Vice President, Finance &
Corporate Controller